Exhibit 3.1

CHENGHE ACQUISITION CO. (THE “COMPANY”)
RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

Extension Amendment Proposal

It is resolved as a special resolution that the amended and restated memorandum and articles of association of the Company be amended by deleting Articles 51.7, 51.8 and 51.9 in their entirety and replacing them with the following:

“51.7     In the event that the Company does not consummate a Business Combination within 18 months from the consummation of the IPO (or up to 24 months without the need for any further action, approvals or resolutions by or from the shareholders if such date is extended by the Company (acting by the Directors) as set forth below), or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay distribution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

Notwithstanding the foregoing or any other provisions of the Articles, in the event that the Company has not consummated a Business Combination within 18 months from the consummation of the IPO, the Company may, without the need for any further action, approvals or resolutions by or from the shareholders, elect to extend the date to consummate the Business Combination on a monthly basis for up to six times by an additional one month each time after the eighteenth (18th) month from the consummation of the IPO, by resolution of the Directors, prior to the last day of such extended month, until 24 months from the consummation of the IPO. For the avoidance of doubt, the Company may decide to terminate each extended monthly period, provided that the Company shall have deposited into the Trust Account, for such extended monthly period, the lesser of (a) US$100,000 and (b) US$0.025 for each Public Share that has not been redeemed as of August 2, 2023.

51.8	In the event that any amendment is made to the Articles:

(a)	to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination on or before 18 months from the consummation of the IPO (or, if the Board has resolved to extend the period of time to consummate a Business Combination as described in Article 51.7, by up to 24 months from the consummation of the IPO); or

(b)	with respect to any other provision relating to Members’ rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then issued and outstanding Public Shares.

51.9	[Reserved].”

Founder Share Amendment Proposal

It is resolved as a special resolution that the amended and restated memorandum and articles of association of the Company be amended by deleting Article 17.2 in its entirety and replacing it with the following:

“17.2     Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) at any time before or concurrently with or immediately following the consummation of a Business Combination at the option of the holders thereof.”

It is further resolved as a special resolution that the amended and restated memorandum and articles of association of the Company be amended by deleting Article 51.11 in its entirety and replacing it with the following:

“51.11   Except in circumstances where Class A Shares are issued in connection with a conversion pursuant to Article 17.2 hereof where the holders of such shares have waived any right to receive funds from the Trust Account, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)	receive funds from the Trust Account; or

(b)	vote as a class with Public Shares on a Business Combination.”